

14049771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
Mail Processing
Section

MAR 18 2014

Washington DC
405

SEC FILE NUMBER
8- 068118

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFC Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

400 Poydras Street, Suite 2430
                              (No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rita M. Reed, CPA   504-299-2990
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC

(Name – *if individual, state last, first, middle name*)

One Galleria Blvd. Suite 2100	Metairie	LA	70001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

- 3 -



OATH OR AFFIRMATION

I, ___Rita M. Reed, CPA___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FFC Capital Advisors, LLC___ , as of ___December 31___ , 20_13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

RICHARD B. EHRET, LSBN: 16901
NOTARY PUBLIC
In and for the State of Louisiana
My Commission Is
Issued For Life

STATE OF LOUISIANA

_____
Signature

_____
President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FFC CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013



A Professional Accounting Corporation

www.pncpa.com

FFC CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS



A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

We have audited the accompanying statement of financial condition of FFC Capital Advisors, LLC (the Company) as of December 31, 2013, and the related statements of income (loss) and changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFC Capital Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

30th Floor - Energy Centre • 1100 Poydras Street • New Orleans, LA 70163-3000 • Tel: 504.569.2978
One Galleria Blvd., Suite 2100 • Metairie, LA 70001 • Tel: 504.837.5990 • Fax: 504.834.3609

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Postlethwaite & Netterville

New Orleans, Louisiana
March 17, 2014



FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	353,254
Restricted cash		100,000
Receivables from clearing organizations		12,216
Accounts receivable		1,929
Due from affiliate		12,566
Other assets		60,979
Intangible asset, net		79,526
Furniture and equipment, net		209,111
Total Assets	$	829,581

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payables and accrued expenses	$	52,860
Payable to broker-dealers and clearing organizations		4,737
Deferred rent		36,277
Due to affiliate		13,190
Other liabilities		10,326
Total Liabilities		117,390

MEMBERS' EQUITY

Unit shares issued, 100,000 shares	1,580,123
Accumulated equity (deficit)	(867,932)
Total Members' Equity	712,191

Total Liabilities and Members' Equity	$	829,581

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2013

Revenues:		
Commissions and other	$	144,050
Principal transactions		598,883
Total revenues		742,933
Expenses:		
Salaries and employee benefits		628,352
Management fees		250,002
Depreciation and amortization		52,964
Marketing and business development		93,942
Occupancy		60,674
Other general and administrative expenses		59,531
Communication and data processing		132,981
Outside services		96,513
Licenses and fees		7,637
Floor brokerage and clearance fees		50,368
Total expenses		1,432,964
Net loss	$	(690,031)

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Unit Shares Issued	Accumulated Equity (Deficit)	Total
Balance, January 1, 2013	$ 1,080,123	$ (177,901)	$ 902,222
Additional unit shares issued	500,000	-	500,000
Net loss	-	(690,031)	(690,031)
Balance, December 31, 2013	$ 1,580,123	$ (867,932)	$ 712,191

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2013	$ -

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (690,031)
Adjustments to reconcile net loss to net	
cash used in operating activities:	
Depreciation and amortization expense	52,964
Changes in operating assets and liabilities:	
Accounts receivable	(1,929)
Receivables from clearing organizations	181,436
Due from/to affiliates	624
Other assets	(51,958)
Accounts payables	17,602
Payables to clearing organizations	(82,802)
Securities sold under agreements to repurchase	(3,642)
Deferred rent	(3,964)
Other liabilities	6,827
Net cash used in operating activities	(574,873)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of furniture and equipment	(50,623)
Net cash used in investing activities	(50,623)

CASH FLOWS FROM FINANCING ACTIVITIES

Additional unit shares issued	500,000
Net cash provided by investing activities	500,000

NET DECREASE IN CASH

	(125,496)
Cash, beginning of year	478,750
Cash, end of year	$ 353,254

The accompanying notes are an integral part of this financial statement.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

NOTES TO FINANCIAL STATEMENTS

1. <u>Summary of significant accounting policies</u>

<u>Description of business</u>

FFC Capital Advisors, LLC (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory, public finance and bond trading capabilities to individuals, state, local and political subdivisions throughout the Southeast and Gulf Coast Regions in the United States.

The Company was organized under the laws of the State of Louisiana on June 22, 2007. The Company operated as a start up organization until it was approved by FINRA in December 2011 to offer the sale of general securities to individual and corporate customers. In April 2012, the Company executed an agreement with a third party clearing broker/dealer to carry customer accounts and to accept customer funds and securities.

<u>Use of estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

Cash and cash equivalents consist of cash and interest–bearing deposits. At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

<u>Restricted cash</u>

The Company has an interest bearing deposit with its clearing broker pursuant to its clearing agreement discussed above that is considered to be restricted and is not considered a cash equivalent.

<u>Receivables from and payable to clearing organizations</u>

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

Intangible asset, net

Intangible asset is recorded using the lower of cost or fair value, which was fair value as of December 16, 2011. Amortization is recorded on a straight–line basis using an estimated useful life of 10 years. Management believes that there will be no remaining value of the intangible asset at the end of its estimated useful life.

Furniture and equipment, net

Furniture and equipment is recorded at cost. Depreciation and amortization is recorded on a straight–line basis using estimated useful lives of 3-10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions income

Commissions consist of dealer commissions generated on securities transactions. Commissions, brokerage, and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which approximates trade date.

Principal transactions

Principal transactions revenues include gains, losses, and fess, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent.

Lease expense

The Company expenses rent on a straight-line basis over the lease term.

Impairment of long-lived assets

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), long-lived assets used in the business are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. A history of operating losses is a primary indicator of potential impairment.

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective tax returns.

NOTES TO FINANCIAL STATEMENTS

1. Summary of significant accounting policies (continued)

   Income taxes (continued)

   The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC relating to Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The federal tax years open for assessment include years ending on or after December 31, 2010.

   Concentration of credit risk

   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

   Fair value

   Cash and restricted cash are considered short-term instruments, the carrying amounts are a reasonable estimate of fair value.

2. Intangible asset

   Intangible asset consists of an unregistered trademark, as follows:

Trademark	$ 102,229
Less: accumulated amortization	(22,703)
	$ 79,526

   Amortization expense amounted to $11,199 during the year ended December 31, 2013.

NOTES TO FINANCIAL STATEMENTS

3. Property and equipment, net

Classification of furniture and equipment, net are summarized as follows:

Furniture	$	51,674
Office equipment		45,579
Leasehold improvements		127,555
Computer software licenses		55,000
		279,808
Less: accumulated depreciation and amortization		(70,697)
	$	209,111

Depreciation and amortization expense amounted to $41,765 during the year ended December 31, 2013.

4. Related party transactions

On July 25, 2010, a management agreement with an eighty percent (80%) member of the Company became effective. The member provides Managers to oversee the operation of the Company. Therefore, the member is entitled to receive a fee for the services rendered. The amount of the fee shall be determined by the members but will be no less than the greater of $250,000 annually or ten percent (10%) of the eligible gross revenue of the Company. The Company shall reimburse any Manager for reasonable out-of-pocket expenses that were incurred by the Manager on behalf of the Company with respect to the operation of the Company. Under this management agreement, the Company expensed the member $250,002 for the year ended December 31, 2013. Also, the member agreed to pay all health insurance, certain technology, and shared marketing and software expenses. A reasonable basis for allocation (square footage, percent of total revenue, and hours worked) is used to apportion shared expenses to the Company. In addition, the member agreed to be legally liable to vendors for the costs incurred and expenses paid on behalf the Company.

An owner of the Company also acts in the capacity of a commissioned broker for the Company. This owner was paid approximately $291,000 of net commissions for the year ended December 31, 2013. A second owner of the Company also acts in the capacity of commissioned broker for the Company and also receives a salary from the Company as its sales manager. Amounts paid to this second owner for the year ended December 31, 2013 include approximately $14,000 in net commissions and approximately $60,000 in salary.

5. Principal transactions

The Company's principal transactions by reporting categories for the year ended December 31, 2013, are as follows:

Fixed income	$	597,107
Equity		1,776
	$	598,883

6. Leases

The Company conducts its operations from an office under a non-cancelable operating lease. The lease term is a seven year period ending on September 30, 2019. The Company entered into a second non-cancelable lease for an additional facility in Opelousas, Louisiana during 2013. The lease term on the Opelousas lease is a four year period ending on February 28, 2017. Lease expense of $50,393 was recorded for the year ended December 31, 2013 related to these lease agreements. Future minimum payments required under the operating leases are as follows:

2014	$	57,977
2015		59,613
2016		60,105
2017		55,083
2018		53,783
Thereafter		40,337
	$	326,898

7. Regulatory requirements

The Company, as a registered broker/dealer in securities, is subject to the uniform Net Capital Rule (Rule 15c3 – 1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital, as defined in the Rule of $100,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2013, the Company had net capital of $348,080, which was $248,080 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $117,390 at December 31, 2013. The Company's ratio of aggregate indebtedness to net capital ratio was 0.34 to 1 at December 31, 2013.

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirement of Rule 15c3-3.

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

NOTES TO FINANCIAL STATEMENTS

8. Agreement to purchase and sell units

Upon the occurrence of a buy-sell event, the Company shall have exclusive option to purchase the withdrawing member's ownership interest within thirty calendar days following delivery to the Company of the buy-sell notice. The Company must give notice of its election of the purchase option to the withdrawing member or the withdrawing member's representative within thirty calendar days of receipt of the buy-sell notice.

Upon the occurrence of a buy sell event, and expiration of the Company's purchase option, or in the event the Company chooses to refuse its right to invoke its right of first refusal, each of the members, except the withdrawing member, shall have an option to purchase the withdrawing member's ownership interest. This right will be allocated among the members who elect to purchase in the proportion they mutually agreed upon, or, in the absence of agreement, in the ratio that each of the purchasing members' ownership interest bears the aggregate ownership interest of all purchasing members. The purchasing members must give notice of their election to exercise their purchase option to the withdrawing member and all other members within sixty calendar days following delivery of the buy-sell notice.

9. Subsequent events

Management has evaluated subsequent events through the date that the financial statements were available to be issued March 17, 2014 and determined no subsequent events have occurred that require disclosure.

SUPPLEMENTAL INFORMATION

FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2013

NET CAPITAL

Total members' equity	$	712,191
Less nonallowable assets:		
Accounts receivable	$	(1,929)
Due from affiliate		(12,566)
Furniture and equipment, net		(209,111)
Intangible asset, net		(79,526)
Other assets		(60,979)
		(364,111)

NET CAPITAL	$	348,080

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$	100,000

EXCESS NET CAPITAL	$	248,080

AGGREGATE INDEBTEDNESS	$	117,390

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a two dollar rounding difference.

FFC CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements for
Broker-Dealers under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2013

The Company has claimed exemption from the provisions of Rule 15c3 – 3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.



A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer Claiming
an Exemption from SEC Rule 15c3-3

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

In planning and performing our audit of the financial statements of FFC Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2013, (on which we have issued our report thereon dated March 17, 2014), in accordance with the standards of the Public Company Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30th Floor – Energy Centre • 1100 Poydras Street • New Orleans, LA 70163-3000 • Tel: 504.569.2978
One Galleria Blvd., Suite 2100 • Metairie, LA 70001 • Tel: 504.837.5990 • Fax: 504.834.3609

Because of inherent limitations in internal control and the practices and procedures referred to on the preceding page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies as defined above, and communicated them in writing to management and the Board of Directors on March 17, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

New Orleans, Louisiana
March 17, 2014




Independent Accountants' Agreed Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
FFC Capital Advisors, LLC
New Orleans, Louisiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by FFC Capital Advisors, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FFC Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FFC Capital Advisors, LLC's management is responsible for FFC Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (cancelled check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7 and in the related schedules and working papers supporting the adjustments noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences; as there was no prior overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

New Orleans, Louisiana
March 17, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____December 31_____ , 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068118   FINRA   DEC
FFC Capital Advisors, LLC
400 Poydras Street, Suite 2430
New Orleans, LA 70130

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rita M. Reed, CPA   504-299-2990

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____1,508

   B. Less payment made with SIPC-6 filed (exclude interest) (_____1,005)
   September 19, 2013
   _____
   Date Paid

   C. Less prior overpayment applied (_____0)

   D. Assessment balance due or (overpayment) _____503

   E. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum _____0

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____503

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _____503

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FFC Capital Advisors, LLC
_____
(Name of Corporation, Partnership or other organization)

~Rita M. Reed~
(Authorized Signature)

~President & CFO~
(Title)

Dated the _17_ day of ___March___ , 20 _14_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ 01/01 _____, 20 13
and ending _____ 12/31 _____, 20 13
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____ 742,933

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   89,563

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   50,368

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

       Enter the greater of line (i) or (ii)

       Total deductions   139,931

2d. SIPC Net Operating Revenues $ _____ 603,002

2e. General Assessment @ .0025 $ _____ 1,508
                         (to page 1 but not less than $150 minimum)

FFC CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013



A Professional Accounting Corporation

www.pncpa.com